Filed Pursuant to Rule 424(b)(3)
File no. 333-253035

Equitable Financial Life Insurance Company

Supplement dated July 29, 2021 to the current prospectus for the Structured Investment Option

This Supplement updates certain information in the most recent prospectus you received and in any supplements to the prospectus (collectively, the “Prospectus”). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

The purpose of this Supplement is to provide you with information regarding changes to the minimum sweep amount segment participation requirement.

Lower Minimum Sweep Amount for Certain Contracts:

Effective August 23, 2021, the minimum sweep amount for 1-year Segments is decreased to $5.00 for EQUI-VEST® Strategies (Series 900) and EQUI-VEST® Strategies (Series 901) contracts.

Accordingly, the following hereby amends the corresponding sections of “Segment Participation Requirements” in “Structured Investment Option” under “Description of the Structured Investment Option” in the Prospectus:

(1) Minimum sweep amount is met. For Segments with a duration of greater than 1 year, the minimum amount that must be in the Segment Holding Account before it will be transferred into a new Segment is $1,000. For 1-year Segments, the minimum amount that must be accumulated in the Segment Holding Account before it will be swept into a 1-year Segment varies as follows:

•

For EQUI-VEST® (Series 201), EQUI-VEST Employer-Sponsored Retirement Plans (Series 100) and EQUI-VEST® Employer-Sponsored Retirement Plans (Series 200) TSA and EDC contracts only, EQUI-VEST® Strategies (Series 900) and EQUI-VEST® Strategies (Series 901) contracts, the minimum amount that must be in the Segment Holding Account for a 1-year Segment before it will be transferred into a new 1-year Segment is $5.00 in most states. Please contact the customer service group referenced in your Prospectus or your financial professional for information on state availability. Also see Appendix IV for state variations to the minimum amount that must be accumulated in the Segment Holding Account before it will be swept into a 1-year Segment.

•	EQUI-VEST® VantageSM contracts, the minimum amount that must be in the Segment Holding Account for a 1-year Segment before it will be transferred into a new 1-year Segment is $1,000.

Co-distributed by affiliates, Equitable Advisors (Equitable Financial Advisors in MI and TN) and

Equitable Distributors, 1290 Avenue of the Americas,

New York, NY 10104.

Copyright 2021 Equitable Financial Life Insurance Company. All rights reserved.

Equitable Financial Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104.

New York, NY 10104 (212) 554-1234

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